PRESS RELEASE

Paris, April 27, 2012

Strong performance in Q1 2012 including Genzyme contribution

	Q1 2012	Change on a reported basis	Change at constant exchange rates
Net sales	€8,511m	+9.4%	+7.0%
Business net income[1]	€2,442m	+12.5%	+8.4%

Business EPS[1]	€1.85	+11.4%	+7.2%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for Q1 2012 is provided in Appendix 7. A reconciliation of business net income to consolidated net income is provided in Appendix 6. Consolidated net income for Q1 2012 was €1,827 million, compared to €1,218 million for Q1 2011. Consolidated EPS for Q1 2012 was €1.38 versus €0.93 for Q1 2011.

Commenting on the Group’s performance in Q1 2012, Sanofi Chief Executive Officer, Christopher A. Viehbacher said,

“During the first quarter, our Business EPS grew by 7.2%[2]. This strong performance was driven by Genzyme, our growth platforms[3], and cost savings. This quarter also reflects the production recovery of Genzyme with the first shipment of Fabrazyme® produced in Framingham in March. In addition, we have submitted three new products to regulatory authorities, and released impressive clinical results for our anti-PCSK9 agent and for LemtradaTM at recent medical congresses. Although as expected, Plavix ® will lose exclusivity in May in the U.S., the strong underlying performance of the business is consistent with our medium term growth outlook”.

Q1 2012 Performance

•	Total sales[4] reached €8,511 million, including Genzyme consolidated sales (€841 million), an increase of 7.0% versus Q1 2011.

•	Sales of growth platforms which now include “new Genzyme[5]” were €5,381 million and accounted for 63.2% of total sales, up from 59.2% in Q1 2011.

•	Sales in Emerging Markets[6] were €2,624 million, up 9.9%.

•	Diabetes recorded another quarter of strong double digit growth (up 14.4%) driven by the performance of Lantus® (up 17.2% to €1,118 million).

•	Consumer Health Care achieved record sales of €805 million, up 11.4%.

•	“New Genzyme” increased sales by 13.7%[7] to €400 million. In March, Genzyme began shipping Fabrazyme® produced at its newly approved plant in Framingham.

•	Vaccines sales were €617 million (down 0.2%) impacted by the delayed timing of supply of Flu vaccines in the Southern Hemisphere.

•	Business EPS[1] of €1.85 was up 7.2% at CER.

Outlook

•	Three filings for new products were submitted to regulatory authorities in Q1 2012 : AubagioTM in the EU, KynamroTM and Zaltrap® in the U.S.

•

The performance of this first quarter is in line with the full year guidance announced on February 8, 2012. Taking into account the loss of Plavix® and Avapro® exclusivity in the U.S., the performance of growth platforms, contribution from Genzyme and cost control as well as other generic competition, 2012 business EPS[1] is expected to be 12% to 15% lower at CER than 2011[8], barring unforeseen adverse events.

(1)	See Appendix 8 for definitions of financial indicators;
(2)	At constant exchange rates;
(3)	See Appendix 4;
(4)	Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition);
(5)	“New Genzyme” consists of Rare Diseases products and future Multiple Sclerosis products;
(6)	See definition on page 7;
(7)	with “new Genzyme” at constant exchange rates; (8) €6.65

Sanofi : www.sanofi.com

Media Relations: (+) 33 1 53 77 46 46 - E-mail : MR@sanofi.com

Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi.com

2012 first-quarter net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates[1].

In the first quarter of 2012, Sanofi generated sales of €8,511 million, up 9.4% on a reported basis. Exchange rate movements had a positive effect of 2.4 percentage points reflecting the appreciation of the U.S. dollar, the Japanese Yen and the Chinese Yuan against the Euro. At constant exchange rates, and adjusting for changes in the scope of consolidation (primarily the consolidation of Genzyme), net sales decreased by 0.6%.

Growth Platforms (see Appendix 4)

Sales of the Group’s growth platforms (including “new Genzyme”) were €5,381 million, an increase of 14.8%, or 5.7% with Genzyme pro forma. Diabetes and Consumer Health Care grew at a double-digit pace in the quarter. Sales of “new Genzyme”, which were not consolidated in the first quarter of 2011, also increased at a double digit rate. The Group’s growth platforms accounted for 63.2% of total consolidated sales in the first quarter of 2012, up from 59.2% in the first quarter of 2011.

Pharmaceuticals

First-quarter sales for the Pharmaceuticals business were €7,316 million up 8.8%, which reflects the positive contribution from Genzyme (consolidated from April 1, 2011) as well as the negative effect of generic competition on Lovenox®, Ambien® CR and Taxotere® in the U.S.; Plavix® and Taxotere® in the EU, and the impact of EU austerity measures.

Flagship Products9

(€ million)	Q1 2012 net sales	Change at constant exchange rates
Lantus®	1,118	+17.2%
Apidra®	52	+4.1%
Plavix®	505	-0.2%
Lovenox®	526	-10.5%
Aprovel®	307	-5.9%
Eloxatin®	384	+96.3%
Taxotere®	150	-61.8%
Multaq®	63	-3.2%
Jevtana®	54	+10.4%
Cerezyme®	149	+5.8%*
Myozyme® / Lumizyme®	112	+17.0%*
Renagel®/Renvela®	147	+8.4%*
Synvisc®/ Synvisc One®	78	+8.7%*

*	on a constant structure basis and at constant exchange rates

Diabetes

The Diabetes business increased 14.4% to €1,311 million driven by the performance of Lantus® (up 17.2% to €1,118 million).

In the U.S., sales of Lantus® grew 16.5% to €684 million, with Lantus® SoloSTAR® representing 51.1% of total Lantus® sales in the quarter, versus 43.8% in the first quarter of 2011. In Emerging Markets, sales of Lantus® reached €181 million, an increase of 32.4%, reflecting the robust performance in China (up 64.1%), Brazil (up 30.4%), Russia (up 34.7%) and Mexico (up 57.2%).

In Japan, sales of the product recorded double digit growth (up 14.6% to €32 million).

[1]	See Appendix 8 for definitions of financial indicators
[9]	See Appendix 2 for a geographical split of consolidated net sales by product

Sanofi is sponsoring a large-scale, methodologically robust epidemiology program as agreed with the European Medicines Agency (EMA) and shared with health authorities worldwide, the program includes three large studies including two retrospective cohort studies and one case-control study conducted by independent investigators. The results of the ‘Northern European Database Study of Insulin and Cancer Risk’ - the first of the retrospective cohort studies - have been reviewed by EMA. The results of the U.S. database, a retrospective cohort study in the Northern and Southern California Kaiser Permanente (KP) diabetes registries, will be reviewed by Health Authorities in the next few weeks. Both studies will be presented at a scientific session of the American Diabetes Association in June 2012. The results of these two studies confirm Sanofi’s confidence in the safety of Lantus®. The third study, a case-control study, is ongoing and expected to deliver results according to schedule.

Sales of the rapid-acting insulin analog Apidra® were €52 million, up 4.1%, and reflected an improvement in supply of the Apidra® 3mL cartridges. The production of Apidra® 3mL cartridges will return to full capacity in second quarter of 2012.

Sales of Amaryl® decreased 7.4% to €103 million. The impact of generic competition in Japan (sales down 29.1% to €31 million) was partially offset by the growth in Emerging Markets (sales up 7.0% to €62 million).

Oncology

Sales from the Oncology business were €741 million, an increase of 12.8%, driven by a strong quarter of Eloxatin® in the U.S. with sales of €321 million (up 158.8%) and consolidation of sales from ex-Genzyme oncology brands (up +8.4%* to €133 million).

In September 2011, the U.S. District Court for the District of New Jersey ruled against Sun Pharmaceuticals in favor of Sanofi U.S. with respect to a contractual dispute arising from the resolution of the Eloxatin® patent litigation. This ruling, under appeal, supports the U.S. market exclusivity of Eloxatin® through August 9, 2012.

Taxotere® sales continued to decline and were down 61.8% to €150 million, impacted by generic erosion in the U.S. (sales were down 91.1% to €15 million) and Western Europe (sales were down 74.3% to €19 million).

Sales of Jevtana® were €54 million, up 10.4%. Sales in the U.S. and Western Europe reached €28 million and €19 million, respectively.

Worldwide presence1 of Plavix®/Iscover®

The Worldwide presence of Plavix® decreased by 2.5% to €1,763 million, impacted by generic competition in Europe (down 18.6% to €124 million). Sales in the U.S. (consolidated by Bristol-Myers Squibb) were €1,245 million, down 0.5%. Consolidated sales in Emerging Markets were €191 million (up 5.2%), of which €87 million generated in China (up 23.7%). Plavix® continued to grow in Japan (sales increased 11.9% to €168 million).

Worldwide presence of Plavix®/Iscover® : geographic split

(€ million)	Q1 2012	Change at constant exchange rates
Europe	124	-18.6%
United States	1,245	-0.5%
Other Countries	394	-2.5%

TOTAL	1,763	-2.5%

*	on a constant structure basis and at constant exchange rates
[1]	See Appendix 8 for definitions of financial indicators

Worldwide presence1 of Aprovel®/Avapro® /Karvea®/Avalide®

The Worldwide presence of Aprovel® was €404 million, down 18.1% due to generic pressures affecting the class. U.S. sales declined 37.0%, reflecting the loss of exclusivity on March 30, 2012. Sanofi launched an authorized generic in the U.S. Consolidated sales of the product in Emerging Markets reached €97 million, up 1.1%.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(€ million)	Q1 2012	Change at constant exchange rates
Europe	185	-10.9%
United States	76	-37.0%
Other Countries	143	-13.6%

TOTAL	404	-18.1%

Other Pharmaceutical Products

Lovenox® sales reached €526 million, down 10.5%, reflecting generic competition in the U.S. (€122 million, down 46.8%). Outside the U.S., sales of Lovenox® grew 11.9% to €404 million, with good performance recorded in Western Europe (up 8.2% to €225 million) and Emerging Markets (up 18.9% to €154 million). In the U.S., sales (€122 million) plateaued compared to the fourth quarter of 2011. Sanofi sells also an authorized generic of Lovenox® in the U.S. (sales are booked in the Generic business).

Sales of Multaq® were €63 million, down 3.2%, reflecting the impact of updated labels in the second half of 2011.

Sales of the Ambien® family of products were €125 million, up 1.7%, reflecting generic competition to Ambien®CR in the U.S. and Western Europe. In Japan, sales of Myslee® increased 5.9% to €73 million. Competing generic products are likely to enter this market in the second half of 2012.

Allegra® sales as a prescription drug decreased 20.4% to €182 million, reflecting the impact of a mild and late allergy season in Japan compared to 2011. Sales of the product in Japan were down 22.9% to €153 million. In December 2011, the Japan patent office found two Japanese patents covering Allegra® invalid. This decision was subsequently appealed by Sanofi. Competing generics of Allegra® may possibly enter the Japanese market in the second half of 2012 if the generic manufacturers receive marketing approvals.

Consolidated sales of Copaxone® were €24 million compared to €114 million in the first quarter of 2011 reflecting the transfer of the Copaxone® business to Teva in all remaining countries in the first quarter of 2012. Following the transfer, Sanofi will receive a payment of 6% on sales from Teva for a period of two years, on a country-by-country basis.

Sales of Renvela®/Renagel® were €147 million, an increase of 8.4%*, due to continued U.S. market share growth (U.S. sales were up 18.1%* to €102 million).

First-quarter sales of Synvisc®/Synvisc One® were €78 million, up 8.7%*, led by strong performance of the Synvisc One® franchise in the U.S. (Synvisc®/Synvisc One® sales were up 18.9%* to €66 million in the U.S.)

At the beginning of April, Sanofi has completed the acquisition of Pluromed Inc., a medical device. Pluromed has developed a proprietary polymer technology, called Rapid Transition Polymers, pioneering the use of injectable plugs to improve the safety, efficacy and economics of medical interventions. Sanofi will commercialize Pluromed’s LeGoo®, a highly innovative FDA approved and CE marked gel for temporary endovascular occlusion of blood vessels during surgical procedures.

[1]	See Appendix 8 for definitions of financial indicators
*	on a constant structure basis and at constant exchange rates

New Genzyme10

“New Genzyme” currently consists of Rare Diseases products and future Multiple Sclerosis products (AubagioTM and LemtradaTM).

(€ million)	Q1 2012 net sales	Change on a constant structure basis and at constant exchange rates
Cerezyme®	149	+5.8%
Myozyme® / Lumizyme®	112	+17.0%
Fabrazyme®	47	+50.0%
Other Rare Disease products	92	+9.9%
Total “new Genzyme”	400	+13.7%

“New Genzyme” sales were €400 million, an increase of 13.7% compared to non consolidated sales in the first quarter of 2011.

Sales of Cerezyme® were €149 million, an increase of 5.8%. The reduction in global supply continued to impact sales at the beginning of the quarter. In February 2012, Genzyme started to provide full supply for patients in the U.S. As a consequence, sales of the product in the U.S. reached €36 million in the first quarter of 2012 compared to €25 million in the fourth quarter of 2011.

Sales of Myozyme®/Lumizyme® reached €112 million, an increase of 17.0% driven by continued expansion of Lumizyme® in the U.S. and volume growth across all geographies.

Sales of Fabrazyme® were up 50% to €47 million of which €10 million was generated in Western Europe (up 42.9%) and €23 million in the U.S. (up 69.2%). In March 2012, Genzyme began shipping Fabrazyme® produced in its new plant in Framingham MA, which was approved by the Food and Drug Administration and the European Medicines Agency in January 2012. In March, patients in the U.S. returned to full dosing. In addition, all new patients in the U.S. are eligible to begin Fabrazyme® treatment, at full dosing levels. In Europe, the process of moving the most severely affected patients to full dose of Fabrazyme® began in March 2012. Globally, the complete return to normal supply levels of Fabrazyme® has begun and will continue throughout the year, as Genzyme works to obtain all global regulatory approvals for the Framingham plant and to build inventory.

Consumer Health Care

Consumer Health Care (CHC) grew at a double digit rate (up 11.4%) to €805 million led by dynamic organic growth and acquisitions (mainly BMP Sunstone in China and nutraceutical products from Universal Medicare in India). Sales of several brands recorded strong double-digit growth: Hao Wawa®, Dorflex®, Lactacyd®, Maalox®, No Spa®, and Enterogermina®. In Emerging Markets, the CHC business delivered double digit organic growth with especially strong performances in Latin America, Asia, Middle East and Africa. Allegra® OTC grew 4.8% to €95 million, one year afer its switch from prescription to over-the-counter status in the U.S.

Generics

Sales of generics were €439 million, up 6.5%, driven by the U.S. performance which benefited from the recent launch of the authorized generic of Lovenox® (U.S. sales of generic products increased 121.9% to €74 million). In Emerging Markets, sales of generics were flat at €252 million, impacted by lower sales in Eastern Europe.

[10]

“New Genzyme” includes the Rare Diseases franchise and future Multiple Sclerosis products. Sales growth of Genzyme are stated on a constant structure basis and at constant exchange. Genzyme sales were not consolidated in Q1 2011.

Human Vaccines

Consolidated sales of Sanofi Pasteur were stable (down 0.2%) at €617 million, impacted by timing of supply in Emerging Markets particularly for seasonal flu vaccines in Southern Hemisphere.

Sales of seasonal influenza vaccines were €87 million, down 15.6%, reflecting the impact of an early supply of seasonal influenza vaccines in the Southern Hemisphere in the first quarter of 2011. In the first quarter of 2011, sales of seasonal flu vaccines were up 175.5% to €101 million. Sanofi Pasteur expects another strong flu season in the Southern Hemisphere in the first half of 2012 .

Sales of Polio/Pertussis/Hib vaccines were €245 million, up 5.3% driven by sales of Hib vaccines in Japan and the performance of the 5-in-1 combination vaccines Pentacel® (up 7.6% to €112 million) in the U.S. and Pentaxim® (up 8.9% to €60 million) in Emerging Markets. Overall, Emerging Markets sales of Polio/Pertussis/Hib vaccines were €89 million, down 14.4% impacted by timing of supply vaccines in this category.

Sales of Menactra® grew 29.7% to €56 million, reflecting additional sales in the Middle East and solid performance in the U.S. where sales increased 3.2% to €36 million.

Adult boosters sales reached €87 million, down 12.5%, primarily reflecting lower sales for Adacel® (€60 million down 8.8%) which were impacted by a tough comparable quarter (in the first quarter of 2011, sales of Adacel® increased 46.5%).

Sales of travel and other endemic vaccines were €77 million, down 6.2%, reflecting decreased sales of MMR vaccines (measles, mumps, and rubella) and, to a lesser extent, decreased sales of yellow fever and rabies vaccines.

Consolidated vaccines sales

(€ million)	Q1 2012 net sales	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	89	-13.9%
of which seasonal vaccines	87	-15.6%
of which pandemic vaccines	2	—

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	245	+5.3%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	73	+14.5%
Adult Booster Vaccines (incl. Adacel ®)	87	-12.5%
Travel and Other Endemics Vaccines	77	-6.2%
Other Vaccines	46	+25.7%

TOTAL	617	-0.2%

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, reported a good performance with sales increasing 12.5% to €156 million, driven by the pediatric franchise and travel and other endemic vaccines sales. Sales of Gardasil® stabilized (down 1.7%) at €42 million.

Animal Health

Merial recorded sales of €578 million, down 5.4%, impacted by a tough comparable first quarter 2011. Sales of Merial in Emerging Markets grew 6.0% to €124 million.

Sales of the companion animals segment reached €398 million, down 6.1%. Frontline® family products sales were €240 million, down 13.7%, impacted by strong buying pattern in U.S. veterinary channels in the first quarter of 2011.

Sales of the production animals segment were €180 million, down 3.7%, reflecting decreased sales of the Veterinary Public Health segment (down 50.8%) which benefited from one-off sales of foot-and-mouth disease and Bluetongue virus vaccines in the first quarter of 2011. Excluding sales of foot-and-mouth disease and Bluetongue virus vaccines, sales of the production animals segment were up 5.4%. The Ruminant segment continued to deliver strong growth (up 9.8%) driven by the recent launch in the U.S. of the antibiotic Zactran® against bovine respiratory disease. The Avian segment grew by 5.4%, led by the vaccine Vaxxitek®.

In March, Merial acquired Newport Laboratories, a U.S. privately held company, which is a leader in autogenous vaccines with a focus on swine and bovine production markets. This acquisition will enable Merial to expand its production animal business in the U.S. and optimize Merial’s product technology with Newport’s demand realization expertise, thus providing a unique opportunity to meet the needs of U.S. swine producers.

Net sales by geographic region

(€ million)	Q1 2012 net sales	Change at constant exchange rates
United States	2,600	+15.2%
Western Europe*	2,225	-1.5%
Emerging Markets**	2,624	+9.9%
of which Eastern Europe and Turkey	657	+2.1%
of which Asia	665	+11.7%
of which Latin America	788	+16.0%
of which Africa	252	+10.3%
of which Middle East	227	+5.6%

Rest of the world***	1,062	+1.1%

of which Japan	733	+1.9%

TOTAL	8,511	+7.0%

*	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand

Sales in Emerging Markets were €2,624 million, an increase of 9.9%. Excluding vaccines sales which were impacted by timing of supply and with Genzyme pro forma, sales in Emerging Markets grew 7.9%. BRIC (Brazil, Russia, India, China) sales were €917 million, up 16.5%, or up 11.0% with Genzyme pro forma. China recorded sales of €286 million, up 24.1%, led by the performance of Plavix® and Lantus®. Brazil sales were €375 million, up 15.6%. Sales in Russia reached €196 million, an increase of 7.1%.

In the U.S., sales were €2,600 million, an increase of 15.2%. With Genzyme pro forma, sales were slightly down (down 0.9%). The sales growth of Lantus®, Eloxatin®, vaccines and generics combined with the consolidation of Genzyme offset the impact of generic competition for Taxotere®, Lovenox® and Ambien® and the disposal of Dermik.

Western Europe recorded sales of €2,225 million, down 1.5%. With Genzyme pro forma and excluding Copaxone®, sales in Western Europe, declined 6.4%. Sales were impacted by the full transfer of the Copaxone® business to Teva, generic competition for Taxotere®, Aprovel® and Plavix®, as well as the impact of austerity measures.

Sales in Japan were €733 million, up 1.9%, or down 5.1% with Genzyme pro forma. The acquisition of Genzyme, the growth of vaccines, Plavix® and Lantus® offset the impact of anticipated price cuts and the decreased sales of Allegra® due to a mild allergy season.

R&D update

Since the last R&D update on February 8, 2012, impressive Phase II results for anti-PCSK9 (partnership with Regeneron) and Phase III (CARE-MS II) results for LemtradaTM (alemtuzumab11) were presented at major scientific congresses. In parallel, several compounds entered Phase I and Phase II. The dossier of KynamroTM 12 (mipomersen, licensed from Isis Pharmaceuticals Inc.), was also filed in the U.S. in March for the treatment of patients with homozygous familial hypercholesterolemia (hoFH).

Genzyme is completing the dossier for LemtradaTM (alemtuzumab) for relapsing remitting multiple sclerosis which will be submitted to the FDA (Food and Drug Administration) and EMA (European Medicines Agency) as planned in the second quarter of 2012.

At the end of April, the R&D portfolio comprises 61 NMEs (New Molecular Entities) projects and vaccines in clinical development of which 18 are in Phase III or have been submitted to the health authorities for approval.

Evolution of the late stage portfolio:

In March, data from two Phase II trials with SAR236553 (from the Regeneron partnership), an investigational, high-affinity, subcutaneously administered, fully-human antibody targeting PCSK9, were presented at the American College of Cardiology’s (ACC) Annual Scientific Meeting. The data showed that treatment with SAR236553 over 8 to 12 weeks significantly reduced mean low-density lipoprotein-cholesterol (LDL-C) by 40% to 72% in patients with elevated LDL-C on a stable dose of statins.

A long-term safety and tolerability study of SAR236553 is ongoing in patients with hypercholesterolemia who are not adequately controlled with their current lipid-modifying therapy. Sanofi and Regeneron intend to initiate Phase III clinical studies for SAR236553 in the second quarter of 2012.

On April 24, additional data from the Phase lll CARE-MS ll trial which compared LemtradaTM (alemtuzumab11) to interferon beta-1a, Rebif®, in patients with relapsing-remitting multiple sclerosis, were presented at the congress of the American Academy of Neurology. Accumulation of disability was significantly slowed in patients with multiple sclerosis who were treated with alemtuzumab versus Rebif®, as measured by the Expanded Disability Status Scale (EDSS), a standard assessment of physical disability progression. In addition, significant improvement in disability scores was observed in some patients treated with alemtuzumab from baseline and compared to patients treated with Rebif®, suggesting a reversal of disability in these patients. In the trial, patients with pre-existing disability treated with alemtuzumab were more than twice as likely to experience a sustained reduction in disability than patients given Rebif®. Genzyme announced in November that results for the co-primary endpoints of CARE-MS ll trial were highly statistically significant.

In April, Sanofi and Regeneron announced that the FDA granted Priority Review of the Biologics License Application (BLA) for Zaltrap® (aflibercept) in combination with the irinotecan-fluoropyrimidine-based chemotherapy in patients with metastatic colorectal cancer previously treated with an oxaliplatin-containing regimen. Under Priority Review, the target date for an FDA decision on the Zaltrap® BLA is August 4, 2012. The filing was based on the Phase III VELOUR study in patients with metastatic colorectal cancer previously treated with an oxaliplatin-containing regimen.

Sanofi and Regeneron also announced in April the headline results from the Phase III VENICE trial evaluating the addition of Zaltrap® to a regimen of docetaxel and prednisone for the first-line treatment of metastatic androgen-independent prostate cancer. The study did not meet the pre-specified criterion of improvement in overall survival. The safety profile was generally consistent with previous studies of Zaltrap® in combination with docetaxel.

In April 2012, the independent Data Monitoring Committee reviewed independently the pre-specified sponsor-blinded interim analysis of the Phase III TAO study evaluating otamixaban in non ST-elevated Acute Coronary Syndrome patients with planned early invasive strategy, in order to select one of the 2 infusion doses for the remainder of the study.

One compound entered Phase II :

•	SAR292833, a TRPV3 antagonist for chronic disabling pain.

[11]	Genzyme is developing alemtuzumab in Multiple Sclerosis in collaboration with Bayer HealthCare
[12]	Zaltrap®, Lemtrada™, Kynamro™ ® are registered trade names submitted to health authorities for investigational agents

Four compounds entered Phase I:

•	SAR399063, a DHA-GLP & Vitamin D combination, for pre sarcopenia;

•	SAR228810, an anti protofibrillar Aß monoclonal antibody, for the treatment of Alzheimer’s Disease;

•	SAR391786 (from the Regeneron partnership), a monoclonal antibody targeted against GDF8, for rehabilitation post orthopedic surgery;

•	SAR127963, a P75 receptor antagonist for trauma brain injury.

Two projects in Phase I (SAR114137 – a cathepsin S/K inhibitor for chronic disabling pain and SAR411298 – a FAAH inhibitor for cancer pain), have been discontinued. In February, Sanofi elected not to continue co-development of SAR164877/REGN475. Under the terms of the agreement Sanofi remains obligated to fund agreed-upon REGN475 development costs through the end of 2012 and is entitled to receive a mid-single digit royalty on any future sales of REGN475.

On April 19 2012, the CHMP adopted a positive opinion for the extended use of Lantus® in children. This is a major step towards a potential 6-month extension of the Supplementary Protection Certificate (SPC) in Europe which will be requested after the European Commission decision.

First-quarter 2012 financial results

Business Net Income1

Sanofi generated first-quarter net sales of €8,511 million, up 9.4% on a reported basis (up 7.0% at constant exchange rates), reflecting the performance of growth platforms, the acquisition of Genzyme, the impact from EU austerity measures, and the loss of €235 million of sales due to generic competition. Other revenues increased 3.1% to €426 million, benefiting from a positive dollar effect on royalties received on Plavix® sales in the U.S. At constant exchange rates, other revenues were down 0.5%.

Gross profit increased 8.5% (or 5.5% at constant exchange rates) to €6,324 million. The ratio of cost of sales to net sales was 30.7%, an increase of 0.3 percentage points versus the first quarter of 2011, reflecting the impact of the evolution of the product mix and positive effect of cost of crude heparin.

Research and development expenses were €1,176 million, an increase of 6.9% (or 5.2% at constant exchange rates). With Genzyme pro forma the Group’s R&D expenses decreased 5.9% at constant exchange rates, reflecting the benefit from reorganization and cost savings. The ratio of R&D expenses to net sales was 13.8%, down 0.3 percentage points versus the first quarter of 2011.

Selling and general expenses were €2,121 million, an increase of 9.7% (or 7.4% at constant exchange rates). With Genzyme pro forma, SG&A expenses were down 4.9% at constant exchange rates due to cost control initiatives and Genzyme cost synergies. The ratio of selling and general expenses to net sales was 24.9%, up 0.1 percentage points versus the first quarter of 2011.

Other current operating income net of expenses was positive at €147 million versus €16 million in the first quarter of 2011. This line included €59 million of acquisition expenses related to Genzyme and Merial acquisitions in the first quarter of 2011. This line has benefited from a settlement of a license litigation.

The share of profits from associates was €297 million, up 1.7% or down 2.1% at constant exchange rates. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €295 million, up 7.7%.

Non-controlling interests were €54 million, a decrease of 30.8%, reflecting lower profits paid to BMS from territories managed by Sanofi (€48 million versus €72 million in Q1 2011).

Business operating income increased 12.9% (or 8.9% at constant exchange rates) to €3,417 million. The ratio of business operating income to net sales reached 40.1%, 1.2 percentage points higher than in the first quarter of 2011.

Net financial expenses reached €119 million, compared to €78 million in the first quarter of 2011 which did not include the financing of the Genzyme acquisition.

The effective tax rate was 28.0%, compared to 28.5% in the first quarter of 2011.

Business net income1 increased 12.5% (or 8.4% at constant exchange rates) to €2,442 million.

In Q1 2012, Business earnings per share1 (EPS) was €1.85, up 7.2% at constant exchange rates, or up 11.4% on a reported basis. The average number of shares outstanding increased to 1,321.2 million this quarter versus 1,305.2 million in Q1 2011.

[1]	See Appendix 8 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

From business net income to consolidated net income (see Appendix 6)

In the first quarter of 2012, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

-	An €833 million amortization charge against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €375 million, Genzyme: €243 million and Merial €97 million) and to acquired intangible assets (licenses/products: €45 million). This item has no cash impact on the Group.

-	A charge of €33 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€24 million) and Bayer contingent considerations (€7 million).

-	A charge of €14 million arising from the workdown of inventories of acquired companies (linked to Genzyme) remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

-	€87 million of restructuring costs mainly related to continuing transformation of Operations and Industrial Affairs in Europe.

-	A €360 million tax effect arising from the items listed above, comprising €332 million generated by amortization charged against intangible assets and €22 million associated with restructuring costs. (see Appendix 6).

-	In “Share of profits/losses from associates”, a charge of €8 million, net of tax, mainly relating to the share of amortization of intangible assets. This item has no cash impact on the Group.

Net Debt

Net cash generated by operating activities after changes in working capital and before restructuring costs was €2,827 million, an increase of 20.5% compared to the first quarter of 2011. This amount provided finance for capital expenditures (€360 million), repurchasing of shares (€404 million), restructuring costs (€235 million) and allowed to reduce debt. As a consequence, net debt decreased from €10,859 million at December 31, 2011 to €8,605 million (debt of €14,005 million, net of €5,400 million cash and cash equivalents) at March 31, 2012.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2012 first-quarter consolidated net sales by product

Appendix 2:	2012 first-quarter consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	Net sales of Growth Platforms

Appendix 5:	2012 first-quarter business net income statements

Appendix 6:	Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 7:	2012 first-quarter consolidated income statements

Appendix 8:	Definitions of non-GAAP financial indicators

Appendix 1: 2012 first-quarter consolidated net sales by product

(€ million)	Q1 2012 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	1,118	17.2%	20.9%
Apidra®	52	4.1%	6.1%
Amaryl®	103	-7.4%	-4.6%
Insuman®	32	3.2%	3.2%
Total Diabetes	1,311	14.4%	17.8%
Taxotere®	150	-61.8%	-60.7%
Eloxatin®	384	96.3%	104.3%
Jevtana®	54	10.4%	12.5%
Other Oncology	153	770.6%	800.0%
Total Oncology	741	12.8%	16.7%
Lovenox®	526	-10.5%	-9.8%
Plavix®	505	-0.2%	4.3%
Aprovel®	307	-5.9%	-4.1%
Allegra®	182	-20.4%	-15.7%
Stilnox®/Ambien®/Ambien CR®/Myslee®	125	1.7%	7.8%
Copaxone®	24	-79.8%	-78.9%
Depakine®	100	3.1%	4.2%
Tritace®	87	-11.1%	-12.1%
Multaq®	63	-3.2%	0.0%
Xatral®	33	-49.2%	-49.2%
Actonel®	36	-27.1%	-25.0%
Nasacort®	19	-58.1%	-55.8%
Renagel®/ Renvela®	147	—	—
Synvisc®/ Synvisc1®	78	—	—

Cerezyme®	149	—	—
Myozyme®	112	—	—
Fabrazyme®	47	—	—
Other Rare Diseases products	92	—	—
New Genzyme	400	—	—
Other Rx Drugs	1,388	-5.8%	-5.1%
Consumer Health Care	805	11.4%	13.1%
Generics	439	6.5%	6.0%

Total Pharmaceuticals	7,316	8.8%	11.1%

Vaccines	617	-0.2%	2.5%

Animal Health	578	-5.4%	-2.7%

Total	8,511	7.0%	9.4%

Vaccines

(€ million)	Q1 2012 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	245	5.3%	7.9%
Influenza Vaccines	89	-13.9%	-11.9%
Meningitis/Pneumonia Vaccines	73	14.5%	17.7%
Adult Booster Vaccines	87	-12.5%	-9.4%
Travel and Other Endemics Vaccines	77	-6.2%	-4.9%
Other Vaccines	46	25.7%	31.4%

Total Vaccines	617	-0.2%	2.5%

Animal Health

(€ million)	Q1 2012 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	240	-13.7%	-11.1%
Vaccines	165	-1.8%	-0.6%
Avermectin	114	3.8%	8.6%
Others	59	7.5%	11.3%

Total	578	-5.4%	-2.7%

Appendix 2: 2012 first-quarter consolidated net sales by geographic region and product

Pharmaceuticals

Q1 net sales (€ million)	Western Europe	Change at CER	United States		Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	189	8.0%	684		16.5%	181	32.4%	64	15.4%
Apidra®	22	15.8%	14		-6.7%	11	10.0%	5	-20.0%
Amaryl®	8	0.0%	1		0.0%	62	7.0%	32	-28.6%
Insuman®	24	0.0%	0		—	8	14.3%	0	—

Total Diabetes	249	10.2%	699		15.9%	262	23.8%	101	-5.1%
Taxotere®	19	-74.3%	15		-91.1%	74	-12.0%	42	-31.6%
Eloxatin®	6	-64.3%	321		158.8%	41	0.0%	16	6.3%
Jevtana®	19	850.0%	28		-41.3%	7	600.0%	0	-100.0%
Other Oncology	37	516.7%	85		720.0%	22	—	9	700.0%

Total Oncology	81	-16.7%	449		25.9%	144	13.8%	67	-12.3%
Lovenox®	225	8.2%	122		-46.8%	154	18.9%	25	4.5%
Plavix®	91	-16.5%	44	*	-15.7%	191	5.2%	179	10.7%
Aprovel®	169	-13.8%	14	*	40.0%	97	1.1%	27	13.6%
Allegra®	3	-25.0%	-1		-120.0%	26	18.2%	154	-22.2%
Stilnox®/Ambien®/Ambien CR®/Myslee®	12	-14.3%	20		-17.4%	19	26.7%	74	6.3%
Copaxone®	19	-82.6%	0		—	0	—	5	-20.0%
Depakine®	35	0.0%	0		—	61	7.0%	4	-25.0%
Tritace®	39	-11.4%	0		—	45	-4.2%	3	-57.1%
Multaq®	12	-29.4%	49		6.8%	2	100.0%	0	-100.0%
Xatral®	13	-13.3%	5		-87.9%	15	-6.3%	0	0.0%
Actonel®	10	-33.3%	0		—	17	-19.0%	9	-33.3%
Nasacort®	5	-28.6%	6		-79.3%	6	0.0%	2	0.0%
Renagel®/ and Renvela®	33	—	102		—	7	—	5	—
Synvisc®/ Synvisc1®	6	—	66		—	4	—	2	—

Cerezyme®	52	—	36		—	46	—	15	—
Myozyme®	62	—	30		—	12	—	8	—
Fabrazyme®	10	—	23		—	6	—	8	—
Other Rare Diseases products	23	—	28		—	20	—	21	—
New Genzyme	147	—	117		—	84	—	52	—
Other Rx Drugs	571	-11.5%	139		6.5%	501	-0.4%	177	0.0%
Consumer Health Care	194	4.3%	183		3.6%	367	21.9%	61	1.8%

Generics	106	-8.6%	74		121.9%	252	0.0%	7	-25.0%

Total Pharma	2,020	-1.2%	2,088		20.4%	2,254	13.4%	954	-0.6%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q1 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	18	70.0%	108	4.0%	89	-14.4%	30	123.1%
Influenza Vaccines	0	—	6	—	72	-21.7%	11	0.0%
Meningitis/Pneumonia Vaccines	0	—	37	5.9%	34	36.0%	2	-66.7%
Adult Booster Vaccines	13	-35.0%	62	-7.8%	8	14.3%	4	-20.0%
Travel and Other Endemics Vaccines	7	75.0%	21	17.6%	38	-24.0%	11	10.0%
Other Vaccines	4	66.7%	34	23.1%	5	0.0%	3	50.0%

Total vaccines	42	13.5%	268	6.6%	246	-13.1%	61	35.7%

Animal Health

Q1 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	79	-1.3%	127	-21.4%	19	5.6%	15	-22.2%
Vaccines	45	-21.1%	33	10.7%	84	6.4%	3	33.3%
Avermectin	18	+5.9%	63	1.7%	12	0.0%	21	11.8%
Others	21	-8.7%	21	+16.7%	9	12.5%	8	50.0%

Total	163	-7.9%	244	-10.0%	124	6.0%	47	2.4%

Appendix 3: Consolidated net sales by business segment

Net sales € million)	Q1 2012	Q1 2011
Pharmaceuticals	7,316	6,583
Vaccines	617	602
Merial	578	594

Total	8,511	7,779

Appendix 4: Net sales of Growth Platforms

Net sales (€ million)	Q1 2012	Change at constant exchange rates
Emerging Markets1/2	2,624	+9.9%
Emerging Markets excluding Diabetes, Vaccines, CHC, “new Genzyme”, Merial and new products	1,531	+4.0%
Diabetes	1,311	+14.4%
Vaccines	617	-0.2%
Consumer Health Care (CHC)	805	+11.4%
Animal Health	578	-5.4%
“New Genzyme”	400	+13.7%[3]
New products	139	+6.3%[4]

Total Growth Platforms	5,381	+14.8%
Total Growth Platforms with Genzyme pro forma	5,381	+5.7%

[1]	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.
[2]	Include Diabetes, Vaccines, Consumer Health Care, new Genzyme, Merial and new products sales generated in Emerging Markets.
[3]	“New Genzyme” on a constant structure basis and at constant exchange rates.
[4]	Multaq®, Jevtana® and Mozobil® pro forma.

Appendix 5: Business net income statement

First quarter 2012	Pharmaceuticals			Vaccines			Animal health			Other		Group Total
Millions of euros	Q1 2012	Q1 2011	% change	Q1 2012	Q1 2011	% change	Q1 2012	Q1 2011	% change	Q1 2012	Q1 2011	Q1 2012	Q1 2011	% change
Net sales	7,316	6,583	11.1%	617	602	2.5%	578	594	(2.7%)			8,511	7,779	9.4%
Other revenues	412	404	2.0%	5	5		9	4	125.0%			426	413	3.1%
Cost of sales	(2,182)	(1,927)	13.2%	(263)	(268)	(1.9%)	(168)	(167)	0.6%			(2,613)	(2,362)	10.6%
As % of net sales	(29.8%)	(29.3%)		(42.6%)	(44.5%)		(29.1%)	(28.1%)				(30.7%)	(30.4%)

Gross profit	5,546	5,060	9.6%	359	339	5.9%	419	431	(2.8%)			6,324	5,830	8.5%
As % of net sales	75.8%	76.9%		58.2%	56.3%		72.5%	72.6%				74.3%	74.9%

Research and development expenses	(994)	(940)	5.7%	(141)	(125)	12.8%	(41)	(35)	17.1%			(1,176)	(1,100)	6.9%
As % of net sales	(13.6%)	(14.3%)		(22.9%)	(20.8%)		(7.1%)	(5.9%)				(13.8%)	(14.1%)
Selling and general expenses	(1,824)	(1,645)	10.9%	(130)	(127)	2.4%	(167)	(161)	3.7%			(2,121)	(1,933)	9.7%
As % of net sales	(24.9%)	(25.0%)		(21.1%)	(21.1%)		(28.9%)	(27.1%)				(24.9%)	(24.8%)
Other current operating income/expenses	144	62		(1)	1		1	(17)		3	(30)	147	16
Share of profit/loss of associates*	302	283		(5)	(4)						13	297	292
Net income attributable to non-controlling interests	(55)	(78)					1					(54)	(78)

Business operating income	3,119	2,742	13.7%	82	84	(2.4%)	213	218	(2.3%)	3	(17)	3,417	3,027	12.9%
As % of net sales	42.6%	41.7%		13.3%	14.0%		36.9%	36.7%				40.1%	38.9%

Financial income and expenses												(119)	(78)
Income tax expense												(856)	(779)
Tax rate**												28.0%	28.5%

Business net income												2,442	2,170	12.5%
As % of net sales												28.7%	27.9%

Business earnings per share*** (in euros)												1.85	1.66	11.4%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,321.2 million in the first quarter of 2012 and 1,305.2 million in the first quarter of 2011

Appendix 6: Reconciliation of Business net income to Net income attributable to equity holders of sanofi

Millions of euros	Q1 2012	Q1 2011	% change
Business net income	2,442	2,170	12.5%

Amortization of intangible assets(1)	(833)	(736)
Impairment of intangible assets	(1)	(32)
Fair value remeasurement of contingent consideration liabilities	(33)	(46)
Expenses arising from the impact of acquisitions on inventories	(14)	(2)
Restructuring costs	(87)	(122)
Other gains and losses, and litigation		(517)
Tax effect of items listed above:	360	510
Amortization of intangible assets	332	263
Impairment of intangible assets		10
Fair value remeasurement of contingent consideration liabilities	2
Expenses arising on the workdown of acquired inventories	4
Restructuring costs	22	42
Other gains and losses, and litigation		195
Other	(7)	(7)

Net income attributable to equity holders of sanofi	1,827	1,218	50.0%

Consolidated earnings per share(2) (in euros)	1.38	0.93	48.4%

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 788 million in the first quarter of 2012 and € 686 million in the first quarter of 2011.

(2)	Based on an average number of shares outstanding of 1,321.2 million in the first quarter of 2012 and 1,305.2 in the first quarter of 2011.

See page 11 for comments on the reconciliation of business net income to consolidated net income

Appendix 7: Consolidated income statements

Millions of euros	Q1 2012	Q1 2011
Net sales	8,511	7,779

Other revenues	426	413
Cost of sales	(2,627)	(2,364)

Gross profit	6,310	5,828

Research and development expenses	(1,176)	(1,100)
Selling and general expenses	(2,121)	(1,933)
Other operating income	206	118
Other operating expenses	(59)	(102)
Amortization of intangible assets	(833)	(736)
Impairment of intangible assets	(1)	(32)
Fair value remeasurement of contingent consideration liabilities	(33)	(46)
Restructuring costs	(87)	(122)
Other gains and losses, and litigation		(517)

Operating income	2,206	1,358

Financial expenses	(139)	(101)
Financial income	20	23

Income before tax and associates and joint ventures	2,087	1,280

Income tax expenses	(496)	(269)
Share of profit/loss of associates and joint ventures	289	285

Net income	1,880	1,296

Net income attributable to non-controlling interests	53	78

Net income attributable to equity holders of sanofi	1,827	1,218

Average number of shares outstanding (million)	1,321.2	1,305.2

Earnings per share (in euros)	1.38	0.93

Appendix 8: Definitionsof non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2012

(millions of euros)	Q1 2012
Net sales	8,511
Effect of exchange rates	(187)
Net sales at constant exchange rates	8,324

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover® , Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi publishes a key non-GAAP indicator in response to the application of IFRS 8. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration liabilities related to business combinations,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	other gains and losses (including gains and losses on disposals of non-current assets*),

•	costs or provisions associated with litigation*,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.